Exhibit 99.1

FOR IMMEDIATE RELEASE

Gaming Partners International Reports Financial Results for the Second Quarter and First Six Months of 2008

Las Vegas, Nevada, August 14, 2008 – Gaming Partners International Corporation (Nasdaq: GPIC), the leading worldwide provider of casino currency and table gaming equipment, today announced financial results for the second quarter and first six months of 2008.

For the second quarter of 2008, the Company reported revenues of $18.9 million, which were up 28% compared to revenues of $14.8 million for the second quarter of 2007. The increase in revenues was due to sales of casino chips to newly opened casinos in the United States, such as the MGM Grand at Foxwoods, the strengthening of the euro against the dollar, and increased sales of gaming chips to casinos in Macau. Gross profit for the quarter was $6.5 million, or 34% of revenues, compared to $4.6 million, or 31% of revenues, in the same period a year ago.

Net income for the second quarter of 2008 was $1.8 million, or $0.23 per basic and diluted share, and up 320% compared to a net income of $0.4 million, or $0.05 per basic and diluted share, in the second quarter of 2007.

For the six months ended June 30, 2008, revenues were $31.0 million, which were up 31% compared to revenues of $23.7 million in the first six months of 2007. The increase was attributable to the same factors as those for the second quarter increase. Gross profit for the period was $10.3 million, or 33% of revenues, compared to $6.2 million, or 26% of revenues, in the comparable period in 2007.

Net income for the six months ended June 30, 2008 was $1.4 million, or $0.18 per basic and diluted share, compared to net loss of $1.0 million, or $(0.13) per basic and diluted share, for the six months ended June 30, 2007.

As of June 30, 2008, the Company had cash and marketable securities of $12.3 million, compared to $9.4 million, as of December 31, 2007.

As of June 30, 2008, the Company had $38.1 million of stockholders’ equity, compared to $35.2 million, as of December 31, 2007.

As of June 30, 2008, our backlog of unfilled orders, which are expected to be filled in 2008, was $13.7 million.  At June 30, 2007, our backlog was $17.6 million.

Commenting on the results, Gerard Charlier, President and CEO, said, “We are pleased with our second quarter 2008 profit of $1.8 million.  Several things went well for us in the quarter, but our success was largely driven by higher sales of casino chips.  We were also very pleased that the French Tax Administration reversed its position on a tax matter, which not only relieved us of a potential liability of approximately $800,000, but also allowed us to reverse an accrual, which reduced our tax expense this quarter by $208,000.

“In the second quarter, we completed our move of our plastic injection molded Bud Jones chips from Las Vegas to our facility in Mexico. This is one step we have taken to reduce costs and improve our profitability in order to address the challenge of our variable revenue stream.

“I am also pleased that our French subsidiary, GPI SAS, achieved ISO 9001 certification in July.  We think this external validation of our quality procedures will be well received by our international customers.”

GPIC Announces Second Quarter Results/2-2-2-2

About Gaming Partners International Corporation

GPIC manufactures and supplies (under the brand names of Paulson®, Bourgogne et Grasset® and Bud Jones®) casino chips including plaques and jetons and low frequency and high frequency RFID chips, low and high frequency RFID readers, table layouts, playing cards, dice, gaming furniture, roulette wheels, table accessories, and other products that are used with casino table games such as blackjack, poker, baccarat, craps, and roulette. GPIC is headquartered in Las Vegas, NV, with offices in Beaune, France; San Luis Rio Colorado, Mexico; Atlantic City, NJ; and Gulfport, MS. GPIC sells its casino products directly to licensed casinos throughout the world. For additional information about GPIC, visit our web site at www.gpigaming.com.

Safe Harbor Statement

This release contains “forward-looking statements” based on current expectations but involving known and unknown risks and uncertainties, such as statements relating to anticipated future sales or the timing thereof, the long-term growth and prospects of our business or any jurisdiction, including Macau, and the long term potential of the RFID gaming chips market and the ability of Gaming Partners International to capitalize on any such growth opportunities. Actual results or achievements may be materially different from those expressed or implied. Gaming Partners International’s plans and objectives are based on assumptions involving judgments with respect to future economic, competitive and market conditions, the timing and its ability to consummate, acquisitions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond its control. Therefore, there can be no assurance that any forward-looking statement will prove to be accurate.

For more Information please contact:

For Gaming Partners International Corporation:

GPIC Contact:
David W. Grimes
702-598-2428
dgrimes@gpigaming.com

# # #

GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands, except share amounts)

	June 30,	December 31,
	2008	2007
ASSETS
Current Assets:
Cash and cash equivalents	$6,902	$4,627
Marketable securities	5,404	4,730
Accounts receivable, less allowance for doubtful accounts of $397 and $327, respectively	5,932	5,811
Inventories	11,353	10,093
Prepaid expenses	379	487
Deferred income tax asset	990	893
Other current assets	864	1,459
Total current assets	31,824	28,100
Property and equipment, net	15,828	15,596
Goodwill	1,785	1,680
Other intangibles, net	959	1,023
Deferred income tax asset	1,806	1,514
Long-term investments	788	736
Other assets, net	344	660
Total Assets	$53,334	$49,309

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$576	$689
Accounts payable	3,279	2,964
Accrued liabilities	4,601	4,418
Customer deposits	3,029	2,715
Income taxes payable	623	27
Deferred income tax liability	28	—
Other current liabilities	502	406
Total current liabilities	12,638	11,219
Long-term debt, less current maturities	2,141	2,273
Deferred income tax liability	475	455
Other liabilities	—	209
Total liabilities	15,254	14,156
Commitments and contingencies - see Note 10
Stockholders’ Equity:
Preferred stock, authorized 10,000,000 shares, $.01 par value, none issued and outstanding	—	—
Common stock, authorized 30,000,000 shares, $.01 par value, 8,103,401 and 8,103,401, respectively, issued and outstanding	81	81
Additional paid-in capital	18,960	18,766
Treasury stock, at cost; 8,061 shares	(196)	(196)
Retained earnings	14,262	12,825
Accumulated other comprehensive income	4,973	3,677
Total stockholders’ equity	38,080	35,153
Total Liabilities and Stockholders’ Equity	$53,334	$49,309

See notes to unaudited condensed consolidated financial statements.

GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Revenues	$18,856	$14,779	$30,981	$23,700
Cost of revenues	12,391	10,164	20,721	17,514
Gross profit	6,465	4,615	10,260	6,186

Product development	36	94	90	140
Marketing and sales	1,151	1,045	2,314	2,139
General and administrative	2,871	3,187	5,846	5,993
Operating income (loss)	2,407	289	2,010	(2,086)

Loss on foreign currency transactions	(9)	(51)	(268)	(79)
Interest income	64	82	120	161
Interest expense	(37)	(50)	(75)	(98)
Other income, net	44	266	47	286
Income (loss) before income taxes	2,469	536	1,834	(1,816)

Income tax expense (benefit)	619	96	396	(766)

Net income (loss)	$1,850	$440	$1,438	$(1,050)

Earnings (loss) per share:
Basic	$0.23	$0.05	$0.18	$(0.13)
Diluted	$0.23	$0.05	$0.18	$(0.13)
Weighted average shares of common stock outstanding:
Basic	8,103	8,103	8,103	8,099
Diluted	8,184	8,245	8,203	8,099

See notes to unaudited condensed consolidated financial statements.